Exhibit 99.1
Gmarket Reports Fourth Quarter and Full Year 2008 Financial Results
Seoul, South Korea, February 25, 2009 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) announced today its financial and operating results for the fourth quarter and full year ended December 31, 2008.
Gmarket reported total revenues of Won 77.0 billion for the fourth quarter of 2008, representing a 15% increase from total revenues of Won 67.2 billion for the fourth quarter of 2007.
The Company’s gross merchandise value (“GMV”), which represents the total value of all items sold on Gmarket’s website, increased by 14% to Won 1,107 billion for the fourth quarter of 2008 compared to Won 970 billion for the same period in 2007. Transaction fee revenues for the fourth quarter of 2008 were Won 40.8 billion, representing an 8% increase from Won 37.7 billion for the fourth quarter in 2007. Advertising and other non-transaction revenues for the fourth quarter of 2008 were Won 36.2 billion, representing a 23% increase from Won 29.5 billion for the same period in 2007.
Operating income for the fourth quarter of 2008 was Won 13.9 billion, representing a 51% increase from Won 9.2 billion for the same period in 2007.
Net income for the fourth quarter of 2008 was Won 15.3 billion, representing a 23% increase from Won 12.4 billion for the same period in 2007. Earnings per diluted share for the fourth quarter of 2008 increased to Won 300 or $0.24, up from Won 245 for the same period in 2007.
For the year ended December 31, 2008, Gmarket’s GMV increased by 23% to Won 3,986 billion compared to total GMV of Won 3,249 billion in 2007. The Company reported total revenues of Won 278.7 billion, representing a 25% increase from total revenues of Won 222.9 billion in 2007. Operating income was Won 49.6 billion, representing an 87% increase from Won 26.5 billion in 2007. Net income was Won 56.4 billion or $0.88 diluted earnings per share, representing a 69% increase from Won 33.3 billion.
“Looking back on 2008, we ended the year very strongly, with solid growth in GMV and revenues and good profitability,” said Young Bae Ku, Chief Executive Officer of Gmarket. “Given the current economic climate, we are working harder than ever to improve our efficiency while developing new opportunities and expanding our user base by bringing more offline shoppers online.”
Investor Conference Call / Webcast Details
The Company’s management will review detailed fourth quarter 2008 results on Tuesday, February 24, 2009 at 6:00 p.m. U.S. Eastern Time (8:00 a.m., February 25, 2009 in Seoul, South Korea). A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.

Dial-in details for the conference call are as follows:
US: +1 866 356 4279 or +1 617 597 5394
Hong Kong: +852 3002 1672
Singapore: +65 6823 2164
U.K.: +44 207 365 8426
Korea: +82 00 308 13 1153
Password for all regions: Gmarket
A replay of the call will be available beginning February 24 at 8:00 p.m. U.S. Eastern Time (10:00 a.m., February 25 in Seoul) at www.gmarket.co.kr/IR/ and by telephone at +1 888 286 8010 or +1 617 801 6888 with passcode 42248632 (telephone replay available through 9:59 a.m. on March 4, 2009 U.S. Eastern Time (11:59 p.m., March 4, 2009 in Seoul)).
Notes: (1) The Dollar amounts provided in this release are based on an exchange rate of Won 1,262.00 to US$1.00, which is the noon buying rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to revenues or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner than Gmarket does.
About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located primarily at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements contained in this Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” “continue,” “plan” or “predict” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Recent global economic events including, but not limited to, the downturn in global economic and financial markets, changes in political, business and economic conditions, fluctuations in foreign exchange rates, tightening of the global credit markets, decreasing consumer confidence and slowing of ecommerce growth could also cause or contribute to such material differences in our actual performance, financial condition or results from those contained in this Form 6-K. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s most recent annual report on Form 20-F, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Forms 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances. You should not unduly rely on the forward-looking statements contained in this Form 6-K.
Contacts

Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
Joseph Villalta
The Ruth Group
+1-646-536-7003
jvillalta@theruthgroup.com

GMARKET INC.
UNAUDITED BALANCE SHEETS
(in millions of Korean Won and in thousands of US dollars)

	December 31,		December 31,		December 31,
	2007		2008		2008
Assets
Current assets:
Cash and cash equivalents	~~W~~	48,367	~~W~~	79,470	$62,971
Cash on deposit		190,000		217,000	171,949
Restricted cash		8,110		10,100	8,003
Accounts receivable, net		52,565		51,725	40,987
Current held-to-maturity securities		—		34,000	26,941
Other current assets		8,120		13,256	10,504

Total current assets		307,162		405,551	321,355
Property and equipment, net		23,577		30,546	24,206
Held-to-maturity securities				6,000	4,754
Other assets		6,305		10,093	7,998

Total assets	~~W~~	337,044	~~W~~	452,190	$358,313

Liabilities and Shareholders’ Equity
Current liabilities:
Amounts payable to sellers	~~W~~	147,300	~~W~~	184,221	$145,975
Accounts payable		22,727		28,358	22,471
Deferred revenue and advances		5,196		6,000	4,754
Loyalty program reserves		8,619		10,955	8,681
Income tax payable		1,856		5,711	4,525
Other current liabilities		6,480		7,568	5,998

Total current liabilities		192,178		242,813	192,404

Accrued severance benefit		2,781		4,467	3,540
Other liabilities		487		1,085	859

Total liabilities		195,446		248,365	196,803

Shareholders’ equity:
Common shares		4,975		5,033	3,988
Additional paid-in capital		88,080		93,782	74,312
Accumulated other comprehensive income		—		79	63
Retained earnings		48,543		104,931	83,147

Total shareholders’ equity		141,598		203,825	161,510

Total liabilities and shareholders’ equity	~~W~~	337,044	~~W~~	452,190	$358,313

GMARKET INC.
UNAUDITED STATEMENTS OF INCOME
(in millions of Korean Won and thousands of US dollars, except per share data)

	Three Months Ended December 31,					Year Ended December 31,
	2007		2008		2008	2007		2008		2008
Revenues:
Transaction fees	~~W~~	37,680	~~W~~	40,792	$32,323	~~W~~	130,010	~~W~~	152,258	$120,648
Advertising and other 1)		29,531		36,192	28,678		92,875		126,419	100,174

Total revenues		67,211		76,984	61,001		222,885		278,677	220,822
Costs and expenses:
Cost of revenues 1)		35,949		39,791	31,530		119,668		144,473	114,479
Sales and marketing		14,319		15,008	11,892		52,466		54,832	43,449
General and administrative		7,738		8,305	6,581		24,272		29,744	23,569

Total costs and expenses		58,006		63,104	50,003		196,406		229,049	181,497

Operating income		9,205		13,880	10,998		26,479		49,628	39,325
Other income:
Interest income		2,724		4,977	3,944		9,195		15,778	12,502
Others, net		73		191	152		49		989	784

Income before income tax expenses		12,002		19,048	15,094		35,723		66,395	52,611
Income tax income (expenses)		403		(3,788)	(3,002)		(2,420)		(10,007)	(7,930)

Net income	~~W~~	12,405	~~W~~	15,260	$12,092	~~W~~	33,303	~~W~~	56,388	$44,681

Net income per share — basic	~~W~~	249	~~W~~	303	$0.24	~~W~~	671	~~W~~	1,126	$0.89
Net income per share — diluted		245		300	0.24		659		1,111	0.88

Weighted average number of shares — basic		49,747,035		50,325,581	50,325,581		49,657,673		50,088,204	50,088,204
Weighted average number of shares — diluted		50,619,956		50,871,560	50,871,560		50,552,784		50,766,344	50,766,344

1)	Certain prior period balances have been reclassified to conform to the current period presentation

GMARKET INC.
UNAUDITED STATEMENTS OF CASH FLOWS
(in millions of Korean Won and thousands of US dollars)

	Three Months Ended December 31,					Years Ended December 31,
	2007		2008		2008	2007		2008		2008
Cash flows from operating activities:
Net income	~~W~~	12,405	~~W~~	15,260	$12,092	~~W~~	33,303	~~W~~	56,388	$44,681
Adjustments
Depreciation and amortization		1,968		2,882	2,283		6,667		9,872	7,823
Stock-based compensation expense		434		698	554		1,504		2,558	2,027
Provision for bad debt		181		220	174		386		388	308
Provision for severance benefits		467		399	316		1,647		2,270	1,799
Deferred tax assets		(883)		1,296	1,026		(2,306)		371	294
Provision for loyalty program reserves		1,380		2,205	1,747		4,970		7,116	5,639
Others, net		5		943	745		225		550	432
Changes in operating assets and liabilities
Accounts receivable		9,307		5,209	4,128		(18,884)		814	645
Amounts payable to sellers		24,010		153	122		43,701		36,921	29,256
Accounts payable		2,505		489	388		3,485		5,631	4,462
Accrued income		(1,241)		(460)	(364)		(1,864)		(2,817)	(2,232)
Other assets, net		1,780		(3,016)	(2,389)		2,162		(2,477)	(1,961)
Other current liabilities		1,132		1,446	1,145		(1,476)		164	130
Payment of accrued severance benefits		(51)		(223)	(177)		(262)		(583)	(462)

Net cash provided by operating activities		53,399		27,501	21,790		73,258		117,166	92,841

Cash flows from investing activities:
Decrease (increase) in cash on deposit, net		(40,946)		18,382	14,566		(50,602)		(27,000)	(21,395)
Increase in restricted cash, net		(1,600)		—	—		(1,710)		(1,990)	(1,577)
Increase in current held-to-maturity securities		—		(6,000)	(4,754)		—		(6,000)	(4,754)
Decrease in long-term financial instruments, net		4,000		—	—		4,000		—	—
Increase in held-to-maturity securities				(34,000)	(26,941)		—		(34,000)	(26,941)
Increase in available-for-sale securities				—			—		(1,000)	(792)
Purchase of property and equipment		(3,730)		(3,371)	(2,672)		(10,614)		(16,795)	(13,309)
Increase in other assets, net		(4,302)		(1,072)	(849)		(1,049)		(2,480)	(1,965)

Net cash used in investing activities		(46,578)		(26,061)	(20,650)		(59,975)		(89,265)	(70,733)

Cash flows from financing activities:
Issuance of common shares, net		—		186	148		154		3,202	2,537

Net cash provided by financing activities		—		186	148		154		3,202	2,537

Net increase in cash and cash equivalents		6,821		1,626	1,288		13,437		31,103	24,645

Cash and cash equivalents:
Beginning of period		41,546		77,844	61,683		34,930		48,367	38,326

End of period	~~W~~	48,367	~~W~~	79,470	$62,971	~~W~~	48,367	~~W~~	79,470	$62,971

GMARKET INC.
UNAUDITED SUPPLEMENTAL OPERATING DATA

	2007				2008
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
G M V (in billions of Won)[1]	723	780	776	970	933	971	975	1,107

Registered Users[2] (000)	11,754	12,408	12,981	13,674	14,260	14,735	15,204	15,685

Average Monthly Unique Visitors[3] (000)	16,931	17,581	17,925	18,712	17,861	18,651	17,840	18,092

1.	Represents the aggregate value of all products sold on the Company’s website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. GMV should not be construed as an alternative to any measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner to Gmarket.

2.	Registered Users include both buyers and sellers who have registered with the Company as of the end of the period.

3.	Average monthly unique visitors represents the average number of monthly unique visitors to the Company’s website during the period, measured and announced by Metrix Corporation, a Korean Internet research company. Other research companies’ results may differ.